Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 +1 212 839 5300 +1 212 839 5599 Fax AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 5969 cteodoro@sidley.com

December 2, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Laurie Hamilton

Re:	Comments on Annual Report and Registration Statement of the Cullen Funds Trust

Dear Ms. Hamilton:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (“SEC”) in a telephone conversation on November 6, 2019 regarding (i) the shareholder report (the “Annual Report”) of the Cullen Funds Trust (the “Registrant”) for the fiscal year ended June 30, 2019, as filed with the SEC on Form N-CSR on September 6, 2019, and (ii) the registration statement (the “Registration Statement”) of the Registrant, as filed with the SEC on Form N-1A on October 28, 2019. The Cullen Funds Trust consists of six series (each, a “Fund”): the Cullen High Dividend Equity Fund (“High Dividend Fund”), Cullen International High Dividend Fund (“International High Dividend Fund”), Cullen Small Cap Value Fund (“Small Cap Fund”), Cullen Value Fund (“Value Fund”), Cullen Emerging Markets High Dividend Fund (“Emerging Markets High Dividend Fund”), and Cullen Enhanced Equity Income Fund (“Enhanced Equity Income Fund”)

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s response to each comment is set out immediately under the restated comment.

Unless otherwise indicated, defined terms used herein have the meaning set forth in the Annual Report or the Registration Statement.

1.	Comment: As set forth in the Registration Statement, the portfolio turnover rate for the Small Cap Fund for the most recent fiscal year was 140%; the portfolio turnover rate for the Small Cap Fund for the prior fiscal year was 34%. Please describe the reasons for the change in the portfolio turnover rate. Please also explain if active and frequent trading is a part of the Small Cap Fund’s investment strategy and, if so, please explain why applicable risks relating to portfolio turnover are not included as Principal Risks in the Summary Prospectus.

Response: During the most recent fiscal year, portfolio turnover was notably higher primarily as a result of the sale of depreciated securities to partially offset realized gains from the sale of appreciated securities. We anticipate that portfolio turnover in future years will be lower. However, on a going forward basis, the Small Cap Fund will include in the Principal Risks section, risks relating to portfolio turnover and active and frequent trading.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission

December 2, 2019

2.	Comment: As set forth in the Registration Statement and in prior fiscal years, the portfolio turnover rate for the Enhanced Equity Income Fund is consistently high. Please describe the reasons for the consistently high portfolio turnover rate. Please also explain if active and frequent trading is a part of Enhanced Equity Income Fund’s investment strategy and, if so, please explain why applicable risks relating to portfolio turnover are not included as Principal Risks in the Summary Prospectus.

Response: The duration of covered call options, which the Enhanced Equity Income Fund’s employs as part of its investment strategy, is generally monthly and, when exercised, the underlying equity is called away. As a result, the Enhanced Equity Income Fund’s portfolio turnover generally exceeds 100%. On a going forward basis, the Enhanced Equity Income Fund will include in Principal Risks section, risks relating to portfolio turnover and active and frequent trading.

3.	Comment: Please describe the dividend rate, if known, for all preferred stocks held by each Fund as part of the title of issue. For reference, please refer to Regulation S-X Article 12-12.

Response: There are no known dividend rates for any preferred stocks held by each Fund. However, if such rates are known, the Funds will disclose such rates pursuant to Regulation S-X Article 12-12.

4.	Comment: Please confirm that, with respect to each Fund, the Fact Sheets and website disclosure regarding expense ratios have been updated to reflect current expense ratios. It should be noted that some Funds show gross expenses for the 2018 period and not gross expenses for the 2019 period.

Response: All fact sheets and website disclosures have been updated with current information.

Please do not hesitate to contact the undersigned (212-839-5969) with any comments or questions you might have.

Very truly yours,

/s/ Carla G. Teodoro

Carla G. Teodoro